Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

China Metro Rural Holdings Limited Announces

Resignation of a Director

NEW YORK, (MARKETWIRE) – December 11, 2014 – The Board of Directors of China Metro-Rural Holdings Limited (NYSE MKT: CNR) (the “Company”) today has announced that Mr. Su Shaobin (“Mr. Su”) has tendered his resignation as a member of the Board of Directors, to be effective December 10, 2014. Mr. Su has served as a director of the Company since August 25, 2011 until his resignation.

The Board of Directors of the Company has accepted Mr. Su’s resignation and Mr. Su confirmed that he does not have any disagreement with the Board of Directors and there are no other matters related to his resignation that need to be brought to the attention of the shareholders of CNR or the United States Securities and Exchange Commission.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815                           E-mail: ir@chinametrorural.com

www.chinametrorural.com

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